EXHIBIT 1

(Carlos Rodriguez)
ADP’s performance has been quite strong. We’ve had compound annual growth rates of revenue at 7 percent and earnings per share at 10 percent.
When you combine that with our strong dividend yield and a little bit of share buybacks it explains why ADP has had such strong total shareholder return and outperformed the S&P and many of our peers.
The company has been paying and increasing its dividend for 42 years which puts it in rare company in terms of corporate America.
But it’s just an example of the long-term commitment that the company has and the ability for the company to deliver year after year over long periods of time.
Every vote counts. We would ask people to please submit the white proxy card.